SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 5)*

                        USAir Group, Inc.
                        (Name of Issuer)

                          Common Stock
            (Upon conversion of Series A Cumulative
                  Convertible Preferred Stock)

                 (Title of Class of Securities)

                           911905 10 7
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 15, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Warren E. Buffett, ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               13.41%

14       Type of Reporting Person*:
               IN

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Berkshire Hathaway Inc., 04-2254452

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               358,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               13.41%

14       Type of Reporting Person*:
               HC, CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Indemnity Company, 47-0355979

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               256,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               256,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               256,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               9.58%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Fire and Marine Insurance Company,
               47-6021331

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .11%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Redwood Fire and Casualty Insurance Company,
               47-0530076

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .11%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Cypress Insurance Company, 95-6042829

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               California corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .07%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Columbia Insurance Company, 47-0530077

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               73,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               73,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               73,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               2.73%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Liability & Fire Insurance Company,
               36-2403971

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Illinois corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               2,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .07%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Blue Chip Stamps, 95-3858923

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               California corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .45%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco Financial Corporation, 95-2109453

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .45%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco Holdings Midwest, Inc., 47-0691907

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .45%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco-Financial Insurance Company, 47-0685686

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               12,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .45%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Nebraska Furniture Mart, Inc., 43-0428274

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .19%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               The Fechheimer Bros. Company, 31-1000330

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               5,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .19%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Oak River Insurance Company
               (successor to Kansas Fire and Casualty Company)

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [ ]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .11%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Indemnity Company of Mid America

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [ ]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Minnesota corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               3,000 shares Series A Cumulative Convertible
               Preferred Stock

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               .11%

14       Type of Reporting Person*:
               IC

         This Amendment to Schedule 13D is being filed to include in this Schedule 13D the information set forth in the first paragraph of Item 4 hereof. The other information in this Amendment merely restates (with appropriate updating) information previously reported, as required by Securities and Exchange Commission regulation with respect to electronic filings of certain Schedules 13D. This Amendment does not report any purchase or sale of USAir Group, Inc. securities not previously reported.

Item 1.   Security and Issuer.

         This statement relates to the Common Stock of USAir
Group, Inc. ("USAir Group"), Crystal Park Four, 2345 Crystal
Drive, Arlington, Virginia 22227, which is issuable upon conversion of the Series A Cumulative Convertible Preferred Stock held by the entities making this filing.

Item 2.   Identity and Background.

         a.  This statement is filed by:

         Warren E. Buffett (an individual and United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131;

         Berkshire Hathaway Inc. (a Delaware corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131 (40.7% of the stock of which is owned by Warren E. Buffett and a trust of which he is trustee but in which he has no economic interest, and 3.1% of the stock of which is owned by his wife, Susan T. Buffett);

         National Indemnity Company (a Nebraska corporation),
         3024 Harney Street, Omaha, Nebraska 68131 (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

         National Fire and Marine Insurance Company (a Nebraska corporation), 3024 Harney Street, Omaha, Nebraska 68131
         (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

         Redwood Fire and Casualty Insurance Company (a Nebraska corporation), 1017 South Fair Oaks Avenue, P.O. Box
         7008, Pasadena, California 91109 (a 100%-owned subsidiary of National Fire and Marine Insurance
         Company);

         Cypress Insurance Company (a California corporation),
         1017 South Fair Oaks Avenue, P.O. Box 7008, Pasadena,
         California 91109 (a 100%-owned subsidiary of Berkshire
         Hathaway Inc.);

         Columbia Insurance Company (a Nebraska corporation),
         3024 Harney Street, Omaha, Nebraska 68131 (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

         National Liability & Fire Insurance Company (an Illinois corporation formerly known as Home and Automobile
         Insurance Company), 3024 Harney Street, Omaha, Nebraska
         68131 (a 100%-owned subsidiary of Berkshire Hathaway
         Inc.);

         Blue Chip Stamps (a California corporation), 5901 South
         Eastern Avenue, Los Angeles, California 90040 (a 100%- owned subsidiary of Berkshire Hathaway Inc.);

         Wesco Financial Corporation (a Delaware corporation),
         315 East Colorado Boulevard, Pasadena, California 91109
         (an 80.1%-owned subsidiary of Blue Chip Stamps);

         Wesco Holdings Midwest, Inc. (a Nebraska corporation),
         1440 Kiewit Plaza, Omaha, Nebraska 68131 (a 100%-owned subsidiary of Wesco Financial Corporation);

         Wesco-Financial Insurance Company (a Nebraska corporation), 3024 Harney Street, Omaha, Nebraska 68131
         (a 100%-owned subsidiary of Wesco Holdings Midwest,
         Inc.);

         Nebraska Furniture Mart, Inc. (a Nebraska corporation),
         700 South 72nd Street, Omaha, Nebraska 68114 (an 80%- owned subsidiary of Berkshire Hathaway Inc.);

         The Fechheimer Bros. Company (a Delaware corporation),
         4545 Malsbary Road, Cincinnati, Ohio 45252 (an 85%-owned subsidiary of Berkshire Hathaway Inc.); and

         National Indemnity Company of Mid-America (a Minnesota corporation), 3024 Harney Street, Omaha, Nebraska 68131
         (a 100%-owned subsidiary of National Indemnity Company).

         Oak River Insurance Company (successor to Kansas Fire &
         Casualty Company) (a Nebraska corporation), 9290 West
         Dodge Road, Omaha, Nebraska 68114 (a 100%-owned subsidiary of National Indemnity Company)

         The Executive Officers and Directors of Berkshire
Hathaway Inc. are as follows:

Executive Officers:

Chairman of the Board and
  Chief Executive Officer          Warren E. Buffett
Vice Chairman of the Board         Charles T. Munger
Vice President, Treasurer and
  Chief Financial Officer          Marc D. Hamburg

Directors:
                                   Warren E. Buffett
                                   Susan T. Buffett
                                   Howard G. Buffett
                                   Malcolm G. Chace III
                                   Charles T. Munger
                                   Walter Scott, Jr.


     The Executive Officers and Directors of National Indemnity
Company are as follows:

Executive Officers:

President                          Donald F. Wurster
Executive Vice President           Ajit Jain
Treasurer                          Robert D. O'Connell

Directors:
                                   Warren E. Buffett, Chairman
                                   Michael A. Goldberg,
                                     Vice Chairman
                                   Forrest N. Krutter
                                   Robert D. O'Connell
                                   Donald F. Wurster
                                   Mark D. Millard
                                   Philip M. Wolf

     The Executive Officers and Directors of National Fire and
Marine Insurance Company are as follows:

Executive Officers:

President                          Donald F. Wurster
Vice President & Treasurer         Robert D. O'Connell

Directors:
                                   Warren E. Buffett, Chairman
                                   Michael A. Goldberg,
                                     Vice Chairman
                                   Forrest N. Krutter
                                   Robert D. O'Connell
                                   Donald F. Wurster


     The Executive Officers and Directors of Redwood Fire and
Casualty Insurance Company are as follows:

Executive Officers:

Chairman of the Board              Michael A. Goldberg
President                          Rodney D. Eldred
Treasurer                          Julie L. Den Herder

Directors:
                                   Michael A. Goldberg,
                                     Chairman
                                   Bradley D. Kinstler
                                   Rodney D. Eldred
                                   Forrest N. Krutter
                                   Julie L. Den Herder


     The Executive Officers and Directors of Cypress Insurance
Company are as follows:

Executive Officers:

President                          Bradley D. Kinstler
Treasurer                          Julie L. Den Herder

Directors:
                                   Michael A. Goldberg
                                   Bradley D. Kinstler
                                   Rodney D. Eldred


     The Executive Officers and Directors of Columbia Insurance
Company are as follows:

Executive Officers:

President                          Donald F. Wurster
Treasurer                          Robert D. O'Connell

Directors:
                                   Warren E. Buffett,
                                     Chairman
                                   Michael A. Goldberg, Vice
                                     Chairman
                                   Forrest N. Krutter
                                   Donald F. Wurster
                                   Robert D. O'Connell


     The Executive Officers and Directors of National Liability &
Fire Insurance Company are as follows:

Executive Officers:

President                          Donald F. Wurster
Treasurer                          Robert D. O'Connell

Directors:
                                   Michael A. Goldberg,
                                     Chairman
                                   Warren E. Buffett
                                   Ajit Jain
                                   Robert D. O'Connell
                                   Forrest N. Krutter
                                   C. Barry Montgomery
                                   Barry L. Kroll
                                   Lloyd E. Williams, Jr.
                                   Donald F. Wurster


     The Executive Officers and Directors of Blue Chip Stamps are as follows:

Executive Officers:

Chairman of the Board              Charles T. Munger
President                          Robert H. Bird
Chief Financial Officer            Jeffrey L. Jacobson

Directors:
                                   Robert H. Bird
                                   Jeffrey L. Jacobson
                                   Charles T. Munger


     The Executive Officers and Directors of Wesco Financial
Corporation are as follows:

Executive Officers:

Chairman of the Board              Charles T. Munger
President                          Robert H. Bird
Vice President and
  Chief Financial Officer          Jeffrey L. Jacobson

Directors:

                                   Charles T. Munger,
                                     Chairman
                                   Robert H. Bird
                                   William T. Caspers
                                   Carolyn H. Carlburg
                                   James N. Gamble
                                   Elizabeth Caspers Peters
                                   David K. Robinson


     The Executive Officers and Directors of Wesco Holdings
Midwest, Inc. are as follows:

Executive Officers:

President                          Warren E. Buffett
Vice President                     Michael A. Goldberg
Secretary and Treasurer            Marc D. Hamburg

Directors:
                                   Warren E. Buffett,
                                     Chairman
                                   Michael A. Goldberg
                                   Marc D. Hamburg


     The Executive Officers and Directors of Wesco-Financial
Insurance Company are as follows:

Executive Officers:

President                          Michael A. Goldberg
Treasurer                          Dale D. Geistkemper

Directors:
                                   Michael A. Goldberg,
                                     Chairman
                                   Warren E. Buffett
                                   Dale D. Geistkemper
                                   Robert D. O'Connell
                                   Forrest N. Krutter


     The Executive Officers and Directors of Nebraska Furniture
Mart, Inc. are as follows:

Executive Officers:

Chairman of the Board,             Irvin Blumkin
  Secretary and Treasurer
President                          Ronald Blumkin
Chairman, Emeritus                 Louie Blumkin

Directors:
                                   Irvin Blumkin,
                                     Chairman
                                   Warren E. Buffett
                                   Ronald Blumkin
                                   Louie Blumkin


     The Executive Officers and Directors of The Fechheimer Bros.
Company are as follows:

Executive Officers:

Chief Executive Officer            Gary W. Heldman
Vice President and Secretary       Fred Heldman
Vice President                     Roger A. Heldman
Controller                         Linda L. Metze

Directors:
                                   Warren E. Buffett
                                   Michael A. Goldberg
                                   Gary W. Heldman
                                   Charles T. Munger
                                   Edward Olesky

     The Executive Officers and Directors of National Indemnity
Company of Mid America are as follows:

Executive Officers:

President                          Donald F. Wurster
Treasurer                          Robert D. O'Connell

Directors:

                                   Michael A. Goldberg,
                                     Chairman
                                   Warren E. Buffett
                                   Donald F. Wurster

     The Executive Officers and Directors of Oak River Insurance
Company (successor to Kansas Fire & Casualty Company) are as follows:

Executive Officers:

President                          Rodney D. Eldred
Treasurer                          Julie L. Den Herder

Directors:
                                   Rodney D. Elddred
                                   Michael A. Goldberg
                                   Forrest N. Krutter
                                   Mark D. Millard
                                   Grant E. Lippincott
                                   Jeffrey L. Scanlan
                                   Julie L. Den Herder

     b. The business addresses of the executive officers and directors of Berkshire Hathaway Inc., National Indemnity Company, National Fire and Marine Insurance Company, Redwood Fire and Casualty Insurance Company, Cypress Insurance Company, Columbia Insurance Company, National Liability & Fire Insurance Company, Blue Chip Stamps, Wesco Financial Corporation, Wesco Holdings Midwest, Inc., Wesco-Financial Insurance Company, Nebraska Furniture Mart, Inc., The Fechheimer Bros. Company, National Indemnity Company of Mid America, and Oak River Insurance Company are as follows:

          Robert H. Bird, 5901 South Eastern Avenue, Los Angeles,
          CA 90022

          Irvin Blumkin, 700 South 72nd Street, Omaha, Nebraska,
          68114

          Louie Blumkin, 700 South 72nd Street, Omaha, Nebraska,
          68114

          Ronald Blumkin, 700 South 72nd Street, Omaha, Nebraska,
          68114

          Howard G. Buffett, 4666 Faries Parkway, Decatur, IL
          62526

          Susan T. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

          Warren E. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

          Carolyn H. Carlburg, 315 E. Colorado Boulevard,
          Pasadena, CA 91109

          William T. Caspers, 315 E. Colorado Boulevard,
          Pasadena, CA 91109

          Malcolm G. Chace III, 731 Hospital Trust Bldg.,
          Providence, RI, 02903

          Julie L. Den Herder, 9290 West Dodge Road, Omaha, NE
          68114

          Rodney D. Eldred, 9290 West Dodge Road, Omaha, NE 68114

          James N. Gamble, 315 E. Colorado Boulevard, Pasadena,
          CA 91109

          Dale D. Geistkemper, 3024 Harney Street, Omaha, NE
          68131

          Michael A. Goldberg, 1440 Kiewit Plaza, Omaha, NE 68131

          Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, NE 68131

          Fred Heldman, 4545 Malsbury Road, Cincinnati, OH 45252

          Gary W. Heldman, 4545 Malsbury Road, Cincinnati, OH
          45252

          Roger A. Heldman, 4545 Malsbury Road, Cincinnati, OH
          45252

          Jeffrey L. Jacobson, 315 E. Colorado Boulevard,
          Pasadena, CA 91109

          Ajit Jain, 100 First Stamford Place, Stamford, CT 06902

          Bradley D. Kinstler, 1825 South Grant Street, #625, San
          Mateo, CA 94402

          Barry L. Kroll, 20 North Wacker Drive, Chicago, IL
          60606

          Forrest N. Krutter, 3024 Harney Street, Omaha, NE 68131

          Grant E. Lippincott, 9290 West Dodge Road, Omaha, NE
          68114

          Linda L. Metze, 4545 Malsbury Road, Cincinnati, OH
          45252

          Mark D. Millard, 1440 Kiewit Plaza, Omaha, NE 68131

          C. Barry Montgomery, 20 North Wacker Drive, Chicago, IL
          60606

          Charles T. Munger, 355 South Grand Avenue, Los Angeles,
          CA 90071

          Robert D. O'Connell, 3024 Harney Street, Omaha, NE
          68131

          Edward Olesky, 4545 Malsbury Road, Cincinnati, OH 45252

          Elizabeth Caspers Peters, 3769 Jackson Street, San
          Francisco, CA 94116

          David K. Robinson, 315 E. Colorado Boulevard, Pasadena,
          CA 91109

          Jeffrey L. Scanlan, 9290 West Dodge Road, Omaha, NE
          68114

          Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, NE 68131

          Lloyd E. Williams, 20 North Wacker Drive, Chicago, IL
          60606

          Philip D. Wolf, 3024 Harney Street, Omaha, NE 68131

          Donald F. Wurster, 3024 Harney Street, Omaha, NE 68131

     c. Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Berkshire Hathaway also publishes a daily and Sunday newspaper in Buffalo, New York. Other activities conducted by Berkshire's subsidiaries include the publication and distribution of encyclopedias and related educational and instructional material, the manufacture and marketing of home cleaning systems and related accessories, the manufacture and sale of boxed chocolates and other confectionery products, the retailing of home furnishings and fine jewelry, the manufacture and distribution of uniforms, and the manufacture, import, and distribution of footwear.

          The principal occupation of Warren E. Buffett is Chairman of the Board of Directors of Berkshire
          Hathaway Inc.

          The principal business of National Indemnity Company is property/casualty insurance and reinsurance.

          The principal business of National Fire and Marine
          Insurance Company is property/casualty insurance and reinsurance.

          The principal business of Redwood Fire and Casualty
          Insurance Company is property/casualty insurance.

          The principal business of Cypress Insurance Company is worker's compensation insurance.

          The principal business of Columbia Insurance Company is property/casualty insurance and reinsurance.

          The principal business of National Liability & Fire
          Insurance Company is property/casualty insurance.

          The principal business of Blue Chip Stamps is the trading stamp and motivational program business, and, through its subsidiary, Wesco Financial Corporation, it engages in the businesses of Wesco Financial
          Corporation, described below.

          The principal business of Wesco Financial Corporation is engaging through subsidiaries in the steel warehouse business, the real property development business, and the property/casualty insurance business.

          The principal business of Wesco Holdings Midwest, Inc.
          is engaging through subsidiaries in the property/ casualty insurance and reinsurance and steel warehouse businesses.

          The principal business of Wesco-Financial Insurance
          Company is property/casualty insurance and reinsurance.

          The principal business of Nebraska Furniture Mart, Inc.
          is retailing home furnishings and carpets.

          The principal business of The Fechheimer Bros. Company is the manufacture and distribution of uniforms.

          The principal business of National Indemnity Company of Mid America is property/casualty insurance.

          The principal business of Oak River Insurance Company is property/casualty insurance.

          The present principal occupations of the executive officers and directors of Berkshire Hathaway Inc., National Indemnity Company, National Fire and Marine Insurance Company, Redwood Fire and Casualty Insurance Company, Cypress Insurance Company, Columbia Insurance Company, National Liability & Fire Insurance Company, Blue Chip Stamps, Wesco Financial Corporation, Wesco Holdings Midwest, Inc., Wesco-Financial Insurance Company, Nebraska Furniture Mart, Inc., The Fechheimer Bros. Company, National Indemnity Company of Mid America, and Oak River Insurance Company are as follows:

          Robert H. Bird, President of Blue Chip Stamps and
          President of Wesco Financial Corporation

          Irvin Blumkin, Chairman of the Board, Secretary and
          Treasurer of Nebraska Furniture Mart, Inc.

          Louie Blumkin, Chairman, Emeritus, of the Board of
          Directors of Nebraska Furniture Mart, Inc.

          Ronald Blumkin, President and Director of Nebraska
          Furniture Mart, Inc.

          Howard G. Buffett, Vice President, Assistant to the
          Chairman, and Director of Archer Daniels Midland
          Company

          Susan T. Buffett, private investor

          Warren E. Buffett, Chairman of the Board of Directors of Berkshire Hathaway Inc.

          Carolyn H. Carlburg, attorney

          William T. Caspers, private investor

          Malcolm G. Chace III, private investor

          Julie L. Den Herder, Treasurer of Redwood Fire and
          Casualty Insurance Company and Treasurer of Cypress
          Insurance Company

          Rodney D. Eldred, President of Redwood Fire and
          Casualty Insurance Company

          James N. Gamble, private investor and investment manager

          Dale D. Geistkemper, Treasurer of Wesco-Financial
          Insurance Company

          Michael A. Goldberg, President of Berkshire Hathaway
          Credit Corporation

          Marc D. Hamburg, Vice President, Treasurer and Chief
          Financial Officer of Berkshire Hathaway Inc.

          Fred Heldman, Vice President and Secretary of The
          Fechheimer Bros. Company

          Gary W. Heldman, Chief Executive Officer of The
          Fechheimer Bros. Company

          Roger A. Heldman, Vice President of the Fechheimer
          Bros. Company

          Jeffrey L. Jacobson, Chief Financial Officer of Blue
          Chip Stamps and Vice President of Wesco Financial
          Corporation

          Ajit Jain, Executive Vice President of National
          Indemnity Company

          Bradley D. Kinstler, President of Cypress Insurance
          Company

          Barry L. Kroll, attorney

          Forrest N. Krutter, Vice President of National Indemnity Company, Vice President of National Indemnity Company of the South, Vice President of National Fire and Marine Insurance Company, Vice President of Redwood Fire and Casualty Insurance Company, Vice President of Columbia Insurance Company, Vice President of National Liability & Fire Insurance Company and Vice President of Wesco-Financial Insurance Company

          Grant E. Lippincott, Vice President of Oak River
          Insurance Company

          Linda L. Metze, Controller of The Fechheimer Bros.
          Company

          Mark D. Millard, Director Financial Assets for
          Berkshire Hathaway Inc.

          C. Barry Montgomery, attorney

          Charles T. Munger, Vice Chairman of the Board of
          Berkshire Hathaway Inc., Chairman of the Board of Blue
          Chip Stamps and Chairman of the Board of Wesco
          Financial Corporation

          Robert D. O'Connell, Treasurer of National Indemnity Company, Treasurer of National Indemnity Company of the South, Vice President and Treasurer of National Fire and Marine Insurance Company, Treasurer of Columbia Insurance Company and Treasurer of National Liability & Fire Insurance Company

          Edward Olesky, manufacturing executive

          Elizabeth Caspers Peters, private investor

          David K. Robinson, attorney

          Jeffrey L. Scanlon, Business Manager of Oak River
          Insurance Company

          Walter Scott, Jr., Chief Executive Officer of Peter
          Kiewit Sons, Inc.

          Lloyd E. Williams, Jr., attorney

          Philip M. Wolf, Vice President of National Indemnity
          Company

          Donald F. Wurster, President of National Indemnity Company, President of National Indemnity Company of the South, President of National Fire and Marine Insurance Company, President of Columbia Insurance Company, and President of National Liability & Fire Insurance Company

     d. None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the officers and directors of such persons set forth above, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the officers and directors of such persons set forth above, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws.

     f. The natural person on whose behalf this Schedule 13D is filed, and, to the best knowledge of the persons filling this Schedule, each of the officers and directors of the corporations listed above, are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Considerations.

     The aggregate amount of funds expended by all of the companies filing this Schedule 13D for shares of the Series A Cumulative Convertible Preferred Stock of USAir Group (the "Convertible Preferred Stock") was $358,000,000. Internally generated funds of each of the purchasing companies were used, except that Berkshire Hathaway borrowed $310,000,000 in short-term funds from the First National Bank of Boston at the time of the purchase in 1989 to help to fund the purchase. The borrowed funds were repaid during 1989. To the best knowledge of the persons filing this Schedule, except for the indirect beneficial ownership of Warren E. Buffett described herein, no officers or directors of the companies identified in Item 2 have expended funds to purchase USAir Group capital stock.

Item 4.  Purpose of Transaction.

     Warren E. Buffett, Chairman of the Board of Berkshire, and Charles T. Munger, Vice Chairman of the Board of Berkshire, have served as directors of USAir Group since January 27, 1993. In connection with USAir Group's solicitation of proxies related to its annual meeting of shareholders scheduled to be held on July 27, 1994, Mr. Buffett and Mr. Munger have advised USAir Group, and USAir Group's proxy statement related to such meeting states, that they support management's cost reduction program, which includes employee concessions as well as other initiatives to reduce USAir Group's costs of operation, and that their continued service as directors of USAir Group and its subsidiary USAir, Inc. will depend upon USAir Group's successfully reaching a timely agreement with its organized labor groups that, in the opinion of Messrs. Buffett and Munger, provides USAir Group with sufficient labor cost savings which, when combined with other costs reduction programs being implemented by USAir Group, would afford USAir Group a reasonable opportunity to achieve profitability in a low fare competitive environment.

     The purpose of the purchase of the Convertible Preferred
Stock of USAir Group by Berkshire and the other persons filing this Schedule was to acquire shares for investment.

     Under the terms of the Certificate of Designation of the Convertible Preferred Stock, holders of shares of the Convertible Preferred Stock have the right to vote the shares of Convertible Preferred Stock along with the outstanding common shares as one class, with each share of Convertible Preferred Stock being entitled to 25.8099 votes, subject to certain antidilution adjustments. (The increase in such number of votes from that previously reported resulted solely from the antidilution provisions of the Convertible Preferred Stock, which were triggered by the issuance of other preferred stocks by USAir Group to British Air Plc. ("British Air")).

     Berkshire's purchase agreement with USAir Group dated August 7, 1989, provides that, for a period of ten years neither Berkshire nor its affiliates will purchase additional shares of USAir Group stock that would, combined with their present holdings, aggregate more than 14% of the outstanding voting shares of USAir Group without the approval of USAir Group's Board of Directors and that for a period of ten years Berkshire will not sell shares of stock owned by it without giving USAir Group a right of first refusal. Further, Berkshire has agreed, with specified exceptions, that it will not knowingly sell the shares to any person who would own 3% or more of the voting securities of USAir Group as a result of the purchase.

     Each share of the Convertible Preferred Stock purchased by Berkshire is convertible into 25.8099 shares of USAir Group Common Stock, subject to certain antidilution provisions. (The increase in such number of shares from that previously reported similarly resulted solely from the antidilution provisions of the Convertible Preferred Stock triggered by the issuances of other preferred stocks by USAir Group to British Air).

     The Certificate of Designation for the Convertible Preferred Stock also contains provisions requiring USAir Group to redeem any shares of the Convertible Preferred Stock then outstanding on August 7, 1999 at a price of $1,000 per share plus accrued dividends, and permitting USAir Group to redeem all (but not less than all) of the outstanding Convertible Preferred Stock at a price of $1,100 per share plus accrued dividends at any time on or after August 7, 1991. The Certificate of Designation also contains certain other provisions permitting redemption by USAir Group or the holders in certain defined circumstances, as well as provisions concerning such matters as situations in which a class vote is required, and provisions relating to antidilution adjustments for voting and for conversion.

     As stated above, Berkshire has agreed that neither it nor any of its subsidiaries will, for a period of ten years, purchase additional shares of USAir Group that would, combined with their present holdings, aggregate more than 14% of USAir Group voting power without the consent of the board of directors of USAir Group. The holdings of Berkshire and its affiliates amount to approximately 10.47% of USAir Group's voting power. While Berkshire or other companies in the Berkshire group, including the companies filing this Schedule, have no present plans to purchase additional shares of USAir Group common stock in the open market or otherwise, they could determine to do so depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule have any present plans to sell any of USAir Group shares held by them, they could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of USAir Group shares held by them. The purchase agreement between USAir Group and Berkshire requires USAir Group to register the common shares into which the Convertible Preferred Stock is convertible under certain circumstances, and, when a holder that is an insurance company is so directed by its insurance regulator, to register the Convertible Preferred Stock held by such holder. As stated above, the purchase agreement also requires that Berkshire give USAir Group a right of first refusal in the event of contemplated sales of shares.

     The provisions of the stock purchase agreement and the Certificate of Designation are set forth in full in those documents which have been filed as Exhibits A and B to this Schedule, and which are incorporated herein in their entirety by this reference in answer to this Item. The description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

     Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in an extraordinary corporate transaction involving USAir Group or any of its subsidiaries; a sale or transfer of a material amount of assets of USAir Group or any of its subsidiaries; a change in the present Board of Directors or management of USAir Group; a material change in the present capitalization or dividend policy of USAir Group; any other material change in USAir Group's business or corporate structure, changes in USAir Group's charter or bylaws or other actions that might impede the acquisition of control of USAir Group by any other person; causing securities of USAir Group to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of USAir Group to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

Item 5.  Interest in Securities of the Issuer.

     a. The following table sets forth the aggregate number of shares of Convertible Preferred Stock, the number of shares of Common Stock that would be held upon conversion, and the percentage of Common Stock of USAir Group that would be held by the following companies filing this Schedule 13D, assuming that all shares of Convertible Preferred Stock were converted to Common Stock, but that no other shares of convertible securities (including the Series F, Series T-1 and Series T-2 Stock held by British Air) were so converted:

                        Shares of                     Percentage
                       Convertible      Shares of     of Common
    Name             Preferred Stock   Common Stock      Stock

National Indemnity Co.  250,000          6,452,475        9.36
Columbia Insurance Co.   73,000          1,884,123        2.73
Cypress Insurance Co.     2,000             51,620         .07
National Liability &
  Fire Insurance Co.      2,000             51,620         .07
Wesco-Financial
  Insurance Co.          12,000            309,719         .45
The Fechheimer Brothers
  Co.                     5,000            129,050         .19
Redwood Fire & Casualty
  Insurance Co.           3,000             77,430         .11
Nebraska Furniture Mart,
  Inc.                    5,000            129,050         .19
National Indemnity
  Company of Mid-America  3,000             77,430         .11
Oak River Insurance Co.   3,000             77,430         .11

                        358,000         9,239,944*       13.41*#

* The numbers for the individual companies do not add to the total due to rounding in calculation.

# The percentage of the class of Common Stock as shown in this table is not the same as the percentage of voting securities held as shown in the table in Item 5.b, due to the fact that the Series F, Series T-1 and Series T-2 Stock held by British Air each has, subject to certain restrictions, the power to vote generally with the Common Stock and the Convertible Preferred Stock. See Item 5.b.

         Warren E. Buffett, Chairman of the Board of Berkshire, may be deemed to control Berkshire, which controls each of the companies directly owning the Convertible Preferred Stock identified in the above table. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire 358,000 shares of Convertible Preferred Stock shown. Wesco-Financial Insurance Company, Oak River Insurance Company and Redwood Fire and Casualty Insurance Company, each of which is identified above, are indirect subsidiaries of Berkshire, which controls each of the intervening companies--Blue Chip Stamps, Wesco Financial Corporation and Wesco Holdings Midwest, Inc. (in the case of Wesco-Financial Insurance Company); National Indemnity Company (in the case of Oak River Insurance Company and National Indemnity Company of Mid-America); and National Fire and Marine Insurance Company (in the case of Redwood Fire and Casualty Insurance Company). Each of these intervening companies is identified in Item 2, whether or not it is a record holder of Convertible Preferred Stock.

    b. Each of the companies named in the table in Item 5.a. has both voting and investment power with respect to the shares indicated for each. Warren E. Buffett directs the investments and voting of each of the companies named. Thus, Mr. Buffett, Berkshire and the subsidiaries of Berkshire that directly or indirectly control the companies named in Item 5.a. share voting power and investment power with respect to the shares of USAir Group owned by each of the companies named in Item 5.a.

         Subject to the qualifications set forth below, the voting power of the persons filing this Schedule 13D, is as follows:

                                                 Percentage of
    Name                       Votes              Voting Stock

National Indemnity Co.        6,452,475              7.31
Columbia Insurance Co.        1,884,123              2.14
Cypress Insurance Co.            51,620               .06
National Liability & Fire
  Insurance Co.                  51,620               .06
Wesco-Financial Insurance Co.   309,719               .35
The Fechheimer Brothers Co.     129,050               .15
Redwood Fire & Casualty
  Insurance Co.                  77,430               .09
Nebraska Furniture Mart, Inc.   129,050               .15
National Indemnity Company of
  Mid-America                    77,430               .09
Oak River Insurance Co.          77,430               .09

                              9,239,944*            10.47*

* The numbers for the individual companies do not add to the total due to rounding in calculation. The Series F, Series T-1 and Series T-2 Stock issued by USAir Group to British Air each has the power by its terms to vote on an "as converted" basis, as does the Convertible Preferred Stock. However, this right to vote may be restricted if its exercise would violate United States statutory or Department of Transportation rules on foreign ownership or control of USAir Group securities, as reasonably determined by USAir Group's Board of Directors, and British Air has agreed with USAir Group that it will not attempt to exercise such voting rights under such circumstances.

         This Schedule 13D does not attempt to reflect all of the various rights and restrictions that the Series F, Series T-1 and Series T-2 Stock issued to British Air may have. Rather, the above table reflects the voting power of the persons filing this Schedule 13D assuming that the voting rights of the Series F, Series T-1 and Series T-2 Stock are unrestricted.

    c. There has been no transaction in the shares of USAir Group by the persons filing this Schedule 13D during the past sixty days.

    d.  Not applicable.

    e.  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

    As described above in Item 4, Messrs. Buffett and Munger have advised USAir Group of their position with respect to its cost reduction program and their service as directors. As also described in Item 4, the stock purchase agreement between USAir Group and Berkshire provides for various rights and restrictions with respect to USAir Group's securities.

Item 7.  Material to be Filed as Exhibits.

         [Previously filed as paper exhibits]


After reasonable inquiry and to the best knowledge and belief of each the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of June, 1994.



/s/ Warren E. Buffett
  Warren E. Buffett

BERKSHIRE HATHAWAY INC.             NATIONAL INDEMNITY COMPANY



By /s/ Warren E. Buffett            By /s/Warren E. Buffett
    Warren E. Buffett                   Warren E. Buffett
    Chairman of the Board               Chairman of the Board

NATIONAL FIRE AND MARINE            COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By /s/Warren E. Buffett             By /s/Warren E. Buffett
    Warren E. Buffett                    Warren E. Buffett
    Chairman of the Board                Chairman of the Board

WESCO HOLDINGS MIDWEST              THE FECHHEIMER BROTHERS COMPANY



By /s/Warren E. Buffett             By /s/Warren E. Buffett
    Warren E. Buffett                   Warren E. Buffett
    President                           Director

NATIONAL LIABILITY & FIRE INSURANCE COMPANY, NEBRASKA FURNITURE MART, INC., REDWOOD FIRE AND CASUALTY INSURANCE COMPANY, NATIONAL INDEMNITY COMPANY OF MID-AMERICA, OAK RIVER INSURANCE COMPANY, CYPRESS INSURANCE COMPANY, WESCO FINANCIAL CORPORATION, BLUE CHIP STAMPS AND WESCO-FINANCIAL INSURANCE COMPANY



By /s/Warren E. Buffett
    Warren E. Buffett
    Attorney-in-Fact